EXHIBIT 19.01
FLEX LTD.

INSIDER TRADING POLICY

(Amended and Restated Effective March 21, 2023)

1.0    BACKGROUND/INTRODUCTION

Flex Ltd. and its subsidiaries (“Flex” or the “Company”) has established this Insider Trading Policy (this “Policy”) in accordance with Flex’s Code of Business Conduct and Ethics.

2.0    PURPOSE

The purpose of this Policy is to ensure compliance with insider trading laws and the Flex Code of Business Conduct and Ethics. The insider trading laws of the United States (“U.S.”) prohibit buying or selling a company’s securities while aware of material, nonpublic information about that company. It may also violate U.S. securities laws to disclose material, nonpublic information (deliberately or inadvertently) to another person (including your spouse, parent, child or sibling) if that person either buys or sells securities while aware of the information disclosed, or passes that information to a third party who does. Providing advice regarding a company’s stock while aware of material, nonpublic information regarding that company may also violate civil and criminal U.S. securities laws. If you improperly trade, make such a disclosure or provide such advice, you may be subject to damages, civil suits and criminal prosecution, regardless of whether you receive financial gain from the transaction.

It is the policy of Flex to comply with U.S. insider trading laws and regulations. This Policy sets forth the requirements for compliance with insider trading laws and regulations.

3.0    SCOPE

3.1. Who does this Policy apply to?

This Policy applies to you if you are a Flex employee, officer, director, consultant or contractor, or former Flex employee that has access to or possesses material, nonpublic information regarding Flex or one of its customers or suppliers or other entities with which Flex has a business relationship. This Policy also applies to all family members (including spouses, minor children, or any other relatives living in your household), any family member who does not live in your household, but whose transactions in securities of the Company are directed by you or subject to your influence or control, any other person living in your household, and any trusts, corporations and other entities you control (e.g., a family trust). You are responsible for ensuring compliance by such persons and entities.

Although this Policy is based on U.S. federal securities laws, it is Flex’s goal to maintain the same ethical standards across all regions regarding the purchase and sale of securities by Flex employees, officers, directors, consultants and contractors, as well as the disclosure of material, nonpublic information. Therefore, this Policy will apply globally, unless prohibited by local, state, federal or provincial law.

3.2. What types of transactions does this Policy apply to?

This Policy establishes procedures and guidelines for buying or selling securities issued by the Company, and in certain instances, the Company’s customers, vendors, and other business partners.

4.0    DEFINITIONS and ABBREVIATIONS

4.1. Who are Access Persons?

To help prevent inadvertent violations of the securities laws and to avoid even the appearance of trading on inside information, the General Counsel will maintain a list of “Access Persons” who are at an enhanced risk of possessing material, nonpublic information and who therefore must exercise greater diligence to comply with insider trading prohibitions. This list consists of: (i) Section 16 Persons (as defined below), (ii) all employees on the Company’s Disclosure Committee, (iii) all Company employees who report directly to the Chief Executive Officer of the Company, (iv) all Company employees who have access or obtain access to interim financial results before they are publicly available, and (v) such other persons as the General Counsel, the Senior Vice President, Deputy General Counsel, or the Vice President, Global Corporate Legal may designate from time to time.

4.2. What is a trading restriction period?

A “trading restriction period” is a time period when affected persons are precluded from trading in any Flex securities. A trading restriction period may also be referred to as a period when a “trading window is closed”.

4.3. What is “material, nonpublic information”?

In general, “material, nonpublic information” is defined broadly. There is no bright-line test as to what Company information is “material.” Under the U.S. securities laws, information is “material” if a reasonable investor would consider it important in making an investment decision regarding the Company’s securities, or if it is likely to have an impact on the price of the Company’s securities. Positive and negative information, historical and forward-looking information and quantitative or qualitative information may be material. Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions as to the materiality of particular information should be resolved in favor of materiality, and trading should be avoided. While it is not possible to define all categories of material information some examples are:

•Financial performance or projections such as earnings information and quarterly or annual results, guidance or other statements regarding expected sales, profits, other earnings information, and liquidity
•Proposed significant mergers, acquisitions, divestitures, joint ventures or restructurings
•Unanticipated changes in sales, orders, costs or expenses
•Awards of significant new customer contracts, orders, or significant changes in the volume of production for major customers, or the loss thereof
•Proposed dividends or stock splits
•Public or private securities offerings
•Significant changes in senior management or the board of directors
•Significant cybersecurity risks and incidents, including vulnerabilities and breaches
•Actual or threatened significant litigation, investigations or tax disputes or developments related to or the resolution of such matters
•Events having a significant regulatory effect or involving significant regulatory intervention
•Events that may result in the creation of a significant reserve or write-off or other significant adjustment to the Company’s financial statements
•Significant whistleblower complaints or investigations

When in doubt, you should treat nonpublic or confidential information as material and consult with the Company’s General Counsel, the Senior Vice President, Deputy General Counsel, or the Vice President, Global Corporate Legal prior to engaging in a securities transaction.

For information to be considered available to the public, it needs to be: (a) disclosed through a press release or a filing with the Securities and Exchange Commission, or through a widely attended conference call or presentation that is available to the public through a webcast or dial-in number; and (b) two (2) full trading days need to have passed to allow the news to be “digested” by the public.

In all cases, the responsibility for determining whether an individual is in possession of material, nonpublic information rests with that individual, and any action on the part of the Company, the General Counsel, the Senior Vice President, Deputy General Counsel, or the Vice President, Global Corporate Legal or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. A covered person (see Who does this Policy apply to?) could be subject to severe legal penalties and disciplinary action by the Company for engaging in any conduct prohibited by this Policy or applicable securities laws, as described below in more detail under the heading What are the penalties for insider trading?.

4.4. Who are Section 16 Persons?

“Section 16 Persons” include the Board of Directors of Flex and the executive officers who the Board of Directors has specifically designated as “Section 16 Officers” within the meaning of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

4.5. What is a qualified Rule 10b5-1 Plan?

4.5.1. Summary. A trading plan meeting the requirements of Rule 10b5-1 under the Exchange Act (“Rule 10b5-1 Plan”) is a preset contract, instruction, or written plan regarding the purchase or sale of securities that, if structured properly, can provide an affirmative defense to insider trading liability even if a transaction occurs while you are aware of material, nonpublic information or during a trading restriction period. Strict compliance with the requirements of Rule 10b5-1 is required in order to be protected by the rule.

4.5.2. Pre-Clearance. To qualify as a Rule 10b5-1 Plan for purposes of this Policy, the plan must be approved in advance by the General Counsel, the Senior Vice President, Deputy General Counsel, or the Vice President, Global Corporate Legal. You should complete and submit the Flex 10b5-1 Plan Pre-Clearance Checklist, and generally allow at least five (5) business days for completion of the review. One of the factors that the reviewer may consider in determining whether to approve a plan is compliance with any applicable share ownership guidelines. If you plan to use a Rule 10b5-1 Plan that is not the standard form of plan provided by Fidelity, then you must also submit your proposed Rule 10b5-1 Plan to the Legal Department for review.

You may not enter into a Rule 10b5-1 Plan during a trading restriction period or during any time that you are aware of material, nonpublic information. The 10b5-1 Plan Pre-Clearance Checklist requires you to confirm that (i) you are not aware of any material, nonpublic information concerning Flex or its securities and (ii) you are adopting the plan in good faith and not as part of a plan or scheme to evade the insider trading prohibitions of Rule 10b-5.

4.5.3. Rule 10b5-1 Plan Requirements. The following policies apply with respect to Rule 10b5-1 Plans for individuals:

a.You may not establish a Rule 10b5-1 Plan during a trading restriction period (see What is a trading restriction period?) or during any time that you are aware of material, nonpublic information. Rule 10b5-1 Plans for Section 16 Persons must include a representation certifying that at the time of the adoption or modification: (1) they are not aware of material, nonpublic information about Flex or its securities; and (2) they are adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5.

b.Must include a minimum waiting period (also known as a “cooling-off period”), such that trading may not commence under the plan until the end of such waiting period, as follows:

(i) for Section 16 Persons, the later of: (1) 90 days after plan adoption; or (2) two (2) business days following the public disclosure of the Company’s financial results in a Form 10-K or Form 10-Q relating to the fiscal quarter in which the plan was adopted (but not to exceed 120 days following plan adoption); and

(ii) for individuals not covered by (i) above, at least 30 days after plan adoption.

The waiting period is designed to minimize the risk that a claim will be made that you were aware of material, nonpublic information concerning Flex when you entered into the Rule 10b5-1 Plan and/or that the plan was not entered into in good faith.

c.Must include appropriate trading instructions. You must either: (i) expressly specify the amount, price and date of the securities to be purchased or sold; (ii) provide a written formula for determining the amount, price, and date of the securities to be purchased or sold; or (iii) authorize your broker to determine the price, amount, and date of the securities to be purchased or sold on your behalf without any control or influence by you. You are not permitted to make any subsequent decisions, or exercise any subsequent influence over, how, when, or whether to effect any purchase or sale of any Flex securities.

d.You may not have more than one Rule 10b5-1 Plan in effect at any given time (i.e. “multiple overlapping plans”), subject to certain limited exceptions that comport with the requirements of Rule 10b5-1 relating to multiple or overlapping plans.

e.You may not adopt more than one Rule 10b5-1 Plan to execute a single trade during any consecutive 12-month period, subject to certain limited exceptions that comport with the requirements of Rule 10b5-1.

f.If you are a Section 16 Person, you must also confirm that all trades made pursuant to the Rule 10b5-1 Plan will be made in accordance with Section 16 of the Exchange Act and Rule 144 under the Securities Act of 1933, as amended.

g.You may not engage in any trades of Flex securities outside of the Rule 10b5-1 Plan while a plan is in effect.

4.5.4. Modifying, Revoking or Terminating a Rule 10b5-1 Plan. Your Rule 10b5-1 Plan may be modified by you after you establish it only upon approval as outlined below. You should not anticipate needing to make any changes to the Rule 10b5-1 Plan at the time you establish it. If you make changes to your Rule 10b5-1 Plan or revoke or early terminate your Rule 10b5-1 Plan, you may be exposed to insider trading liability if you possessed (or had access to) material, nonpublic information at the time you made those changes and subsequently engaged in transactions under the Rule 10b5-1 Plan.

Modifying, revoking, or early termination of a Rule 10b5-1 Plan must be approved in advance by the General Counsel, the Senior Vice President, Deputy General Counsel, or the Vice President, Global Corporate Legal. You may not modify, revoke or early terminate a Rule 10b5-1 Plan during a trading restriction period or during any time that you are aware of material, nonpublic information.

The waiting period requirement described above will apply to any modification to the amount, price or timing of a purchase or sale (including changes to related formulae) under an existing Rule 10b5-1 Plan. Trading under your Rule 10b5-1 Plan will continue pursuant to the original terms of your Rule 10b5-1 Plan until this waiting period has elapsed, at which time the modified Rule 10b5-1 Plan will become effective or the revocation or termination of the plan (as applicable).

Following any permitted revocation or early termination of a Rule 10b5-1 Plan, you may not establish a new Rule 10b5-1 Plan until the commencement of the next open trading window.

4.5.5. Additional Plan Provisions. None of the requirements or plan terms currently contemplated by this Policy are exhaustive or limiting on the Company. The Company has the right to require the inclusion of additional provisions in your plan designed to protect you and/or the Company, whether before or after the plan has been approved by the Legal Department, or to delete or amend existing provisions.

5.0    REFERENCES

Document Title	Document Number	Document / Hyperlink
Code of Business Conduct and Ethics_English	LGL-COD-1-034-00

6.0    POLICY STATEMENT

6.1. What is prohibited by this Insider Trading Policy?

You may not trade in Flex securities while you are aware of material, nonpublic information about Flex. This prohibition also applies to transactions in the securities of other publicly-traded companies about which you may learn material, nonpublic information while working for Flex. You may not communicate or “tip” material, nonpublic information to others who may trade in Flex securities (or any other publicly traded securities) based on that information. You may not have another person trade in Flex securities (or any other publicly traded securities) for you based on that information.

In addition, under Section 16 of the Exchange Act, Section 16 Persons are subject to disgorgement of profits received on sales and purchases, or purchases and sales, of Flex securities within any period of six months or less.

This Policy also prohibits:

a.    Derivative Transactions: You are prohibited from engaging in derivative transactions in Flex’s securities under this Policy. In that regard, you may not, at any time, trade in any interest or position relating to the future price of Flex securities, such as a put or call options.

b.    Hedging Transactions: You may not engage in hedging transactions of any type involving the Company’s securities. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, exchange funds, and collars. Such hedging transactions may permit you to continue to own the Company’s securities but without the full risks and rewards of ownership. When that occurs, you may no longer have the same objectives as the Company’s other shareholders.

c.    Short Sales: You may not engage in short sales of Flex securities. Short sales of Flex securities (i.e., the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company’s prospects. Short sales may reduce a seller’s incentive to seek to improve the Company’s performance.

d.    Margin Accounts and Pledged Securities: You may not use Company securities as collateral for margin accounts or otherwise pledge such securities as collateral for loans. A margin sale or foreclosure sale may occur at a time you are aware of material, nonpublic information or otherwise are not permitted to trade in Company securities. Securities held in a margin account as collateral for a margin loan might be sold by the broker without your consent if you fail to meet a margin call. Similarly, securities pledged as collateral for a loan might be sold in foreclosure if you default on the loan.

If you are in possession of material, nonpublic information when you cease to be a director, officer, employee, consultant or contractor of the Company, this Policy will continue to apply until that information has become public or is no longer material.

6.2. What are the penalties for insider trading?

The consequences of prohibited insider trading or tipping (providing material, nonpublic information to another person who then makes a trade) can be severe and can include civil and criminal sanctions and penalties and may expose the Company to potential liability. If you fail to comply with this Policy, you may be subject to Flex-imposed sanctions, including dismissal, regardless of whether your failure to comply with this Policy results in a violation of law. Flex reserves the right to determine, in its own discretion and on the basis of the information available to it, whether this Policy has been violated. It is not necessary for Flex to await the filing or conclusion of a civil or criminal action against any alleged violator before taking disciplinary action.

6.3. What is Flex’s regular trading restriction period policy?

In addition to being subject to all of the other limitations in this Policy, if you are an Access Person (see Who are Access Persons?), you (and your family members and others described under Who does this Policy apply to?) may only trade in Flex securities during an “open window” which will generally begin at the start of the third business day after the day on which the Company’s quarterly earnings results for any particular fiscal period have been released by public announcement and end, depending on the quarter, approximately two (2) or three (3) weeks before the end of the following fiscal quarter. In order to facilitate compliance with this Policy, notice will generally be provided to all Access Persons as to the closing of the open window and the beginning of the regular trading restriction period. Failure of an Access Person to receive notice of a trading restriction period shall not entitle an Access Person to trade if such person has material nonpublic information. In addition, an Access Person may not trade during an open window if the Access Person has material nonpublic information. A trading restriction period may also be referred to as a period when a “trading window is closed”. If you are an Access Person and your employment with Flex ends or you otherwise cease to be an Access Person during a trading restriction period, you will remain subject to the trading restrictions until the end of the trading restriction period.

Assuming the Nasdaq Global Select Market is open every business day, and assuming the Company’s earnings announcement is made on a Monday, below is an example of when the trading restriction period would end in accordance with Flex’s regular trading restriction period policy:

Announcement Time on Monday	First Day You Can Trade
Before Market Opens	Wednesday
While Market is Open	Thursday
After Market Closes	Thursday

6.4. What is a special trading restriction period?

In addition, from time to time in connection with enforcing this Policy, Flex may impose special trading restriction period trading restrictions. In these situations, the Legal Department will send an email notification to affected persons informing them that a special trading restriction period is in effect and of their obligation not to trade in any Flex securities until the special trading restriction period has ended. If the Legal Department sends you an email notice that you are covered by a special trading restriction period, then you may not trade in Flex’s securities until the Legal Department notifies you by email that the special trading restriction period has ended. You may not disclose the existence of the special trading restriction period to any other person. Failure to receive notice of a special trading restriction period shall not entitle anyone subject to this Policy to trade in any Flex securities if such person has material, nonpublic information.

6.5. Are there exceptions to this Insider Trading Policy?

The only exceptions are:

a.Option Exercises. You may exercise a Flex stock option for cash. However, you may not engage in a “cashless” exercise of stock options, including a broker-assisted cashless exercise of options.

b.Sell-to-Cover. The sale of Flex ordinary shares to satisfy tax withholding obligations arising from the vesting of restricted share units when vesting occurs on a pre-determined date, but only to the extent of the amount of the tax withholding obligation, provided that the “sell-to-cover” election takes place in an open trading window and you do not otherwise exercise control over the timing of such sale.

c.Transactions Pursuant to a Qualified Rule 10b5-1 Plan. You may sell or purchase Flex securities pursuant to a qualified Rule 10b5-1 Plan (see What is a qualified Rule 10b5-1 Plan?).

6.6. What are the pre-clearance and notification rules for Section 16 Persons?

In addition to the restrictions described above, if you are a Section 16 Person (see Who are Section 16 Persons?), you must always comply with the following pre-clearance and notification requirements to trade in (or engage in any transactions involving) Flex securities:

6.6.1. At least two (2) full trading days prior to a proposed trade in (or any other transaction involving) Flex securities, you must notify, and request pre-clearance from, the General Counsel, the Senior Vice President, Deputy General Counsel, or the Vice President, Global Corporate Legal in writing or by email of the proposed transaction(s) and confirm that you do not believe that you possess any material, nonpublic information concerning Flex. The notice must set forth the individual’s name, the number of shares, proposed type and date of transaction and complete contact information for the individual’s broker. In the case where the General Counsel proposes to trade, his or her pre-clearance notice and pre-approval request must be delivered to the Chief Financial Officer. Once you have received approval, if you do not execute the proposed transaction(s) within the approved time frame, you must submit a new pre-clearance request setting forth the required information. If no time frame is provided in the approval, then you may not execute the proposed transaction more than two (2) business days after the date that you receive the approval. Under no circumstance may a person trade while aware of material, nonpublic information about Flex, even if pre-cleared. Thus, if you become aware of material, nonpublic information after receiving pre-clearance, but before the trade has been executed, you must not effect the pre-cleared transaction. The Company is under no obligation to approve a trade submitted for pre-clearance, and may determine not to permit the trade for any reason. Pre-clearance of a transaction does not constitute a recommendation by the Company or any of its employees or agents that any Section 16 Person engage in the subject transaction.

6.6.2. On the same business day of any transaction in Flex stock you must notify the Stock Administrator and the Legal Department so that Flex can assist you with the filing of the appropriate forms with the Securities and Exchange Commission.

The Legal Department may from time-to-time require other individuals to obtain pre-clearance before engaging in any transaction involving Flex securities.

7.0    RESPONSIBILITY

The Legal Department is responsible for administering this Policy. If you have any questions regarding this Policy or its applicability to any proposed transaction or event, please contact the General Counsel, Senior Vice President, Deputy General Counsel, or the Vice President – Legal, Corporate and Securities. Exceptions to this Policy may be granted by the General Counsel, Senior Vice President, Deputy General Counsel, the Vice President – Legal, Corporate and Securities, or, upon consultation with counsel, by the Chief Financial Officer.

8.0    REPORTING OF VIOLATIONS

Any employee or director who becomes aware of a violation of this Policy should promptly report the violation by following the reporting guidelines set forth in the Company’s Code of Business Conduct and Ethics.

9.0    TRAINING

The Legal Department has prepared training on insider trading and 10b5-1 Plans that is provided periodically, and available upon request and periodically posted to SharePoint.

10.0    RECORD RETENTION REQUIREMENT

No	Record	Retention Period	Storage Location	Protection	Retrieval	Disposition
1.	10b5-1 Plans	Plan duration plus 5 years	Stock Administration

(Note: This section is Mandatory if this Policy/Process/or Procedure is related to or leads to the generation of records.)

11.0    DOCUMENT REVIEW AND APPROVAL REQUIREMENTS

This document will be reviewed and updated by the Legal Department.